Exhibit 99.5
Award No. [                    ]
HOMESTEAD TECHNOLOGIES INC. 2006 EQUITY INCENTIVE PLAN AWARD AGREEMENT
Restricted Stock Unit
(Service-Based Vesting)
Homestead Technologies Inc., a Delaware corporation (the “Company”), hereby grants you a Restricted Stock Unit Award (“Award”) pursuant to the Company’s 2006 Equity Incentive Plan (the “Plan”), for the number of shares of the Company’s Common Stock set forth below. All capitalized terms in this Award agreement (“Agreement”) that are not defined in this Agreement have the meanings given to them in the Plan. This Award is subject to all of the terms and conditions of the Plan, which is incorporated into this Agreement by reference. This Agreement is not meant to interpret, extend, or change the Plan in any way, or to represent the full terms of the Plan. If there is any discrepancy, conflict or omission between this Agreement and the provisions of the Plan, the provisions of the Plan shall apply.

Name of Participant:
Number of Shares:
Date of Grant:
First Vesting Date:

Second Vesting Date:

Subject to the forfeiture provisions set forth in this Agreement, this Award will vest as to 50% of the Number of Shares on the First Vesting Date set forth above and as to 50% of the Number of Shares on the Second Vesting Date set forth above, provided your Continuous Service has not terminated through those respective dates.
1.	In the event of your termination of Continuous Service prior to a Vesting Date, the following provisions will govern the vesting of this Award:
(a)	In General: In the event of your termination of Continuous Service prior to a Vesting Date for any reason other than as expressly set forth in the other subsections of this Section 1 of the Agreement, the portion of the Award that has not vested will be forfeited without consideration upon your termination of Continuous Service and you will have no right or claim to such forfeited portion.

(b)	Termination of Continuous Service due to Retirement: In the event of your termination of Continuous Service prior to a Vesting Date due to your Retirement, you will be vested, in the aggregate (including any previously vested shares), in that percentage of the Number of Shares equal to your number of full months of service since the Date of Grant divided by twenty-four months, rounded down to the nearest whole share of Company Common Stock, with such vesting effective as of the date of your termination of Continuous Service. For purposes of this Award, Retirement means the termination of Continuous Service of your employment with the Company after you have reached age fifty-five (55) and completed ten full years of service with the Company (including any Affiliate).

(c)	Termination of Continuous Service due to Death or Disability: In the event of your termination of Continuous Service prior to a Vesting Date due to your death or Disability after you have been actively employed by the Company for one year or more, this Award will vest as to 100% of the Number of the Shares on the date of your termination of Continuous Service, effective as of the date of your termination of Continuous Service.

(d)	Termination of Continuous Service on or Within One Year Following Corporate Transaction: In the event of your termination of Continuous Service by the Company or its successor, prior to a Vesting Date, but on or within one year following the date of a Corporate Transaction other than the proposed acquisition of the Company by Intuit Inc. pursuant to the Agreement and Plan of Merger dated November 20, 2007, you will be vested, in the aggregate (including any previously vested shares), in that percentage of the Number of Shares equal to your number of full months of service since the Date of Grant divided by twenty-four months, rounded down to the nearest whole share of Company Common Stock, with such vesting effective as of the date of your termination of Continuous Service.

2.	Issuance of Shares of Common Stock under this Award: The Company will issue you the applicable Number of Shares of Common Stock subject to this Award on each Vesting Date, subject, however, to the satisfaction of any applicable withholding taxes (as provided below). Notwithstanding the foregoing, in the event that the Company determines that any shares are scheduled to be issued on a day (the “Original Issuance Date”) on which the issuance of the shares would be a violation of applicable law, as determined by the Company, then such shares will not be issued on such Original Issuance Date and will instead be issued on the first date thereafter on which the issuance of the shares would not be a violation of applicable law; provided, however, that, except as otherwise permitted in compliance with Section 409A of the Code, in no event will the date of issuance be later than (a) the 15th day of the third month following the end of the Company’s first taxable year in which the applicable Vesting Date occurs or (b) the 15th day of the third month following the end of your first taxable year in which the applicable Vesting Date occurs. Until the date the shares are issued to you, you will have no rights as a stockholder of the Company.
3.	Withholding Taxes: This Award is generally taxable for purposes of United States federal income and employment taxes upon the vesting and/or issuance the shares of Common Stock based on the Fair Market Value at such time(s). To the extent required by applicable federal, state or other law, you shall make arrangements satisfactory to the Company for the payment and satisfaction of any income tax, social security tax, payroll tax, payment on account or other tax related to withholding obligations that arise under this Award and, if applicable, any sale of shares of the Common Stock. The Company shall not be required to issue shares of the Common Stock pursuant to this Award or to recognize any purported transfer of shares of the Common Stock until such obligations are satisfied. Unless otherwise agreed to by the Company and you, the minimum statutory tax obligations will be satisfied by the Company withholding a number of shares of Common Stock that would otherwise be issued under this Award that the Company determines has a Fair Market Value sufficient to meet the minimum statutory tax withholding obligations.

You are ultimately liable and responsible for all taxes owed by you in connection with this Award, regardless of any action the Company takes or any transaction pursuant to this section with respect to any tax withholding obligations that arise in connection with this Award. The Company makes no representation or undertaking regarding the treatment of any tax withholding in connection with the grant, issuance, vesting or settlement of this Award or the subsequent sale of any of the shares of Common Stock underlying the shares that vest. The Company does not commit and is under no obligation to structure this Award to reduce or eliminate your tax liability.

4.	Disputes: Any question concerning the interpretation of this Agreement, any adjustments to made thereunder, and any controversy that may arise under this Agreement, shall be determined by the Committee in accordance with its authority under the Plan. Such decision by the Committee shall be final and binding.

5.	Other Matters:
(a)	The Award granted to an Employee in any one year, or at any time, does not obligate the Company or any Affiliate to grant an award in any future year or in any given amount and should not create an expectation that the Company (or any Affiliate) might grant an award in any future year or in any given amount.

(b)	Nothing contained in this Agreement creates or implies an employment contract or term of employment or any promise of specific treatment upon which you may rely.

(c)	Notwithstanding anything to the contrary in this Agreement, the Company may proportionately slow the rate of vesting of your Award (through the extension of the applicable Vesting Dates) if you change classification from a full-time Employee to a part-time Employee.

(d)	This Award is not part of your employment contract (if any) with the Company, your salary, your normal or expected compensation, or other renumeration for any purposes, including for purposes of computing benefits, cash severance pay or other termination compensation or indemnity.

(e)	Because this Agreement relates to terms and conditions under which you may be issued shares of the Company’s Common Stock, an essential term of this Agreement is that it shall be governed by the laws of the State of Delaware, without regard to choice of law principles of Delaware or other jurisdictions. Any action, suit, or proceeding relating to this Agreement or the Award granted hereunder shall be brought in the state or federal courts of competent jurisdiction in Santa Clara County in the State of California.
This Agreement (including the Plan, which is incorporated by reference) constitutes the entire agreement between you and the Company with respect to this Award, and supersedes all prior agreements or promises with respect to the Award. Except as provided in the Plan, this Agreement may be amended only by a written document signed by the Company and you. Subject to the terms of the Plan, the Company may assign any of its rights and obligations under this Agreement, and this Agreement shall be binding on, and inure to the benefit of, the successors and assigns of the Company. Subject to the restrictions on transfer of an Award described in the Plan, this Agreement shall be binding on your permitted successors and assigns (including heirs, executors, administrators and legal representatives). All notices required under this Agreement or the Plan must be mailed or hand-delivered, (1) in the case of the Company, to the Company at its address set forth in this Agreement, or at such other address designated in writing by the Company to you, and (2) in the case of you, at the address recorded in the books and records of the Company as your then current home address.
The Company has signed this Agreement effective as the Date of Grant.

HOMESTEAD TECHNOLOGIES INC. 3375 Edison Way Menlo Park, California 94025
By:
[Name]
[Title]

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